UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tuniu Corporation

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G9124W104

(CUSIP Number)

JD.com, Inc.

10th Floor, Building A, North Star Century Center

No. 8 Beichen West Street

Chaoyang District, Beijing 100101

The People's Republic of China

+86 10 5895-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G9124W104	Page	2	of	15	Pages

1	NAMES OF REPORTING PERSONS JD.com, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BEN EFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,436,780 Class A ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,436,780 Class A ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,436,780 Class A ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1) Calculation is based on the number in Row 11 above divided by the total number of ordinary shares outstanding as of December 31, 2014, which was 192,072,453, consisting of 85,759,307 Class A Shares and 106,313,146 Class B Shares, as reported to the Reporting Persons by the Issuer.  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

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1	NAMES OF REPORTING PERSONS JD.com E-Commerce (Technology) Hong Kong Corporation Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BEN EFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,436,780 Class A ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,436,780 Class A ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,436,780 Class A ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Calculation is based on the number in Row 11 above divided by the total number of ordinary shares outstanding as of December 31, 2014, which was 192,072,453, consisting of 85,759,307 Class A Shares and 106,313,146 Class B Shares, as reported to the Reporting Persons by the Issuer.  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

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1	NAMES OF REPORTING PERSONS JD.com E-commerce (Investment) Hong Kong Corporation Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BEN EFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,436,780 Class A ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,436,780 Class A ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,436,780 Class A ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Calculation is based on the number in Row 11 above divided by the total number of ordinary shares outstanding as of December 31, 2014, which was 192,072,453, consisting of 85,759,307 Class A Shares and 106,313,146 Class B Shares, as reported to the Reporting Persons by the Issuer.  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No.	G9124W104	Page	5	of	15	Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), of Tuniu Corporation, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Tuniu Building No. 699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), each representing three Class A Shares, are listed on the NASDAQ Global Market under the symbol “TOUR.” The Reporting Persons (as defined below), however, only beneficially own Class A Shares.

In addition to Class A Shares, the Issuer also has outstanding Class B ordinary shares (the “Class B Shares,” and together with the Class A Shares, the “Ordinary Shares”). Holders of Class A Shares are entitled to one vote per share, while holders of Class B Shares are entitled to ten votes per share. Holders of Class A Shares and Class B Shares vote together as one class on all matters that require a shareholders’ vote. Each Class B Share is convertible into one Class A Share at any time by the holder thereof, while Class A Shares are not convertible into Class B Shares under any circumstance.

Item 2. Identity and Background.

This Statement is being filed by the following:

(i)                    JD.com, Inc., a Cayman Islands company (“JD”);

(ii)                 JD.com E-Commerce (Technology) Hong Kong Corporation Limited, a company organized under the laws of Hong Kong and a direct wholly-owned subsidiary of JD (“JD Technology”); and

(iii)              JD.com E-commerce (Investment) Hong Kong Corporation Limited, a company organized under the laws of Hong Kong and a direct wholly-owned subsidiary of JD Technology and therefore an indirect wholly-owned subsidiary of JD (“JD Investment”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

JD is the leading online direct sales company in China and its American depositary shares have been listed on the NASDAQ Global Select Market under the symbol “JD.” The address of JD’s principal office is 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street, Chaoyang District, Beijing 100101, The People’s Republic of China.

JD Technology is a direct wholly-owned subsidiary of JD and is principally engaged in the business of holding securities in the subsidiaries or equity investees of JD. The registered office of JD Technology is 12th Floor, Ruttonjee House, 11 Duddell Street Central, Hong Kong.

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JD Investment is a direct wholly-owned subsidiary of JD technology and therefore an indirect wholly-owned subsidiary of JD. JD Investment is principally engaged in the business of holding securities in portfolio companies in which JD invests. The registered office of JD Investment is Suite 1203, 12th Floor, Ruttonjee House, 11 Duddell Street Central, Hong Kong.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons entered into a Joint Filing Agreement on January 7, 2015 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Item 3. Source and Amount of Funds or Other Consideration.

JD Investment, together with (i) Unicorn Riches Limited, a special purpose vehicle of Hony Capital, (ii) Ctrip Investment Holding Ltd., a subsidiary of Ctrip.com International, Ltd., a company listed on NASDAQ Global Select Market, and (iii) Dragon Rabbit Capital Limited and Verne Capital Limited, the respective personal holding companies of the Issuer’s chief executive officer Dunde Yu and chief operating officer Haifeng Yan, entered into a Share Subscription Agreement with the Issuer on December 15, 2014, a copy of which is attached hereto as Exhibit 99.2 (the “Share Subscription Agreement”).  The description of the Share Subscription Agreement contained herein is qualified in its entirety by reference to Exhibit 99.2, which is incorporated herein by reference.

Pursuant to the Share Subscription Agreement, the Issuer issued to JD Investment 12,436,780 Class A Shares (the “Subscription Shares”), representing 14.5% of the Issuer’s outstanding Class A Shares, or 6.5% of the Issuer’s outstanding Ordinary Shares, or 1.1% of total voting power, at a subscription price of US$50,000,000, at a closing that occurred on December 31, 2014 (the “Closing Date”).

JD Investment used the working capital of JD, its parent holding company, to fund the purchase of the Subscription Shares.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

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As described in Item 3 above and Item 6 below, which descriptions are incorporated by reference in this Item 4, this Statement is being filed in connection with the acquisition of Class A Shares by JD Investment pursuant to the Share Subscription Agreement. As a result of the transactions described in this Statement, the Reporting Persons acquired approximately 6.5% of the Issuer’s outstanding Ordinary Shares and received the right to appoint one observer on the board of directors of the Issuer. The Reporting Persons acquired the Subscription Shares for investment purposes.

Although the Reporting Persons have no present intention to acquire securities of the Issuer, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in the Statement. Notwithstanding anything contained herein, each of Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Statement or in the transaction documents described herein, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has any present plans or proposals that relate to or would result in:

(a)                            The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,

(b)                            An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer,

(c)                             A sale or transfer of a material amount of assets of the Issuer,

(d)                            Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(e)                             Any material change in the present capitalization or dividend policy of the Issuer,

(f)                              Any other material change in the Issuer’s business or corporate structure,

CUSIP No.	G9124W104	Page	8	of	15	Pages

(g)                             Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)                            A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(i)                                A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or

(j)                               Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.  As of the Closing Date, each Reporting Person may be deemed to have beneficial ownership and shared voting power to vote or direct the vote of 12,436,780 Class A Shares.

Pursuant to the Share Subscription Agreement, on the Closing Date, JD Investment acquired and is deemed to beneficially own 12,436,780 Class A Shares, representing 14.5% of the Issuer’s outstanding Class A Shares, or 6.5% of the Issuer’s outstanding Ordinary Shares.

JD Technology is the sole shareholder of JD Investment. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, JD Technology may be deemed to beneficially own all of the Subscription Shares of the Issuer held by JD Investment.

JD is the sole shareholder of JD Technology and therefore indirectly owns all the outstanding shares of JD Investment. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, JD may be deemed to beneficially own all of the Subscription Shares of the Issuer held by JD Investment.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of the Reporting Persons is based on 192,072,453 Ordinary Shares outstanding as of the Closing Date, consisting of 85,759,307 Class A Shares and 106,313,146 Class B Shares after the issuance of Class A Shares contemplated in the Share Subscription Agreement, which includes the 6,000,000 Class A Shares issued to the depositary bank of the Issuer under reservation for future grants under the Issuer’s share incentive plan, as reported to the Reporting Persons by the Issuer.

Based on their holdings of Ordinary Shares, the Reporting Persons control approximately 1.1% of the total voting power of the outstanding Ordinary Shares of the Issuer as of the Closing Date. The percentage of voting power was calculated by dividing the voting power beneficially owned by the Reporting Persons by the voting power of all of the Issuer’s holders of Class A Shares and Class B Shares as a single class as of the Closing Date. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

CUSIP No.	G9124W104	Page	9	of	15	Pages

Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no person identified in Schedule A hereto beneficially owns any Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Share Subscription Agreement. JD Investment, together with (i) Unicorn Riches Limited, a special purpose vehicle of Hony Capital, (ii) Ctrip Investment Holding Ltd., a subsidiary of Ctrip.com International, Ltd. (NASDAQ: CTRP) and (iii) Dragon Rabbit Capital Limited and Verne Capital Limited, the respective personal holding companies of the Issuer’s chief executive officer Dunde Yu and chief operating officer Haifeng Yan, entered into a Share Subscription Agreement with the Issuer on December 15, 2014. Pursuant to the Share Subscription Agreement, the Issuer issued to JD Investment 12,436,780 Class A Shares (the “Subscription Shares”), representing 14.5% of the Issuer’s outstanding Class A Shares, or 6.5% of the Issuer’s outstanding Ordinary Shares, or 1.1% of total voting power, at a subscription price of US$50,000,000, on the Closing Date.

Pursuant to the Share Subscription Agreement, each of JD Investment and the other purchasers has agreed to not to offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the Subscription Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subscription Shares, until six months after the Closing Date.

The Share Subscription Agreement contains customary representations, warranties and indemnities from each of JD Investment, the other purchases and the Issuer for a transaction of this nature.

CUSIP No.	G9124W104	Page	10	of	15	Pages

The foregoing description of the Share Subscription Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Share Subscription Agreement. A copy of the Share Subscription Agreement is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Observation Right Agreement. JD Investment, together with Unicorn Riches Limited, entered into an Observation Right Agreement with the Issuer on December 31, 2014. Pursuant to the Observation Right Agreement, JD Investment has the right to designate one non-voting observer to the board of directors of the Issuer, and the observer will have the right to attend and observe, but not vote, at meetings of the board, for so long as JD Investment, together with its affiliates, holds more than 50% of the Class A Shares acquired pursuant to the Share Subscription Agreement.  The Observation Right Agreement contains rights and obligations of the observer that is customary for a transaction of this nature.

The foregoing description of the Observation Right Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Observation Right Agreement. A copy of the Observation Right Agreement is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated January 7, 2015, between JD.com, Inc., JD.com E-Commerce (Technology) Hong Kong Corporation Limited and JD.com E-commerce (Investment) Hong Kong Corporation Limited

99.2

Share Subscription Agreement, dated December 15, 2014, between Tuniu Corporation, JD.com E-commerce (Investment) Hong Kong Corporation Limited, Unicorn Riches Limited, Ctrip Investment Holding Ltd., Dragon Rabbit Capital Limited and Verne Capital Limited

99.3	Observation Right Agreement, dated December 31, 2014, between Tuniu Corporation, JD.com E-commerce (Investment) Hong Kong Corporation Limited and Unicorn Riches Limited

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2015	JD.com, Inc.

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Chairman of the Board and Chief Executive Officer

JD.com E-Commerce (Technology) Hong Kong Corporation Limited

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Director

JD.com E-commerce (Investment) Hong Kong Corporation Limited

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Director

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SCHEDULE A

Directors and Executive Officers of JD

The names of the directors and the names and titles of the executive officers of JD and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street, Chaoyang District, Beijing 100101, The People’s Republic of China.

Name	Position with JD	Present Principal Occupation	Citizenship
Directors:
Richard Qiangdong Liu	Chairman of the Board	*	P.R. China
Martin Chi Ping Lau	Director	President and executive director of Tencent Holdings Limited	P.R. China (Hong Kong SAR)
Ming Huang	Director	Professor of finance at China Europe International Business School	United States
Louis T. Hsieh	Director	Chief financial officer of New Oriental Education & Technology Group Inc.	United States
David Daokui Li	Director	Professor of the School of Economics and Management of Tsinghua University	P.R. China
Executive Officers:
Richard Qiangdong Liu	Chief Executive Officer	*	P.R. China
Haoyu Shen	Chief Executive Officer of JD Mall	*	P.R. China
Ye Lan	Chief Marketing Officer	*	P.R. China
Yu Long	Chief Human Resources Officer and General Counsel	*	P.R. China
Sidney Xuande Huang	Chief Financial Officer	*	United States
Shengqiang Chen	Chief Executive Officer of Internet Finance	*	P.R. China
Daxue Li	Senior Vice President of Technology	*	P.R. China

* The principal occupation is the same as his/her position with JD.

CUSIP No.	G9124W104	Page	13	of	15	Pages

Directors and Executive Officers of JD Technology

The names of the directors and the names and titles of the executive officers of JD Technology and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street, Chaoyang District, Beijing 100101, The People’s Republic of China.

Name	Position with JD Technology	Present Principal Occupation	Citizenship
Directors:
Richard Qiangdong Liu	Director	Chairman and Chief Executive Officer of JD	P.R. China

Executive Officers:
N/A

Directors and Executive Officers of JD Investment

The names of the directors and the names and titles of the executive officers of JD Investment and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street, Chaoyang District, Beijing 100101, The People’s Republic of China.

Name	Position with JD Investment	Present Principal Occupation	Citizenship
Directors:
Richard Qiangdong Liu	Director	Chairman and Chief Executive Officer of JD	P.R. China

Executive Officers:
N/A